Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for November 2024

Passenger traffic increased year-on-year by 8.7% in Puerto Rico and 7.7% in Colombia and decreased by 7.1% in Mexico

Mexico City, December 5, 2024 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for November 2024 reached a total of 5.8 million passengers, representing a decrease of 1.2% compared to November 2023.

Passenger traffic increased by 8.7% in Puerto Rico and 7.7% in Colombia and declined 7.1% in Mexico. Passenger traffic growth in Puerto Rico reported increases of 32.1% in international traffic and 6.0% in domestic traffic. Performance in Colombia was driven by increases of 17.1% in international traffic and 5.3% in domestic traffic, while Mexico, in turn, reported declines in domestic and international traffic of 7.6% and 6.8%, respectively.

All figures in this statement reflect comparisons between the period from November 1 to November 30, 2024, and from November 1 to November 30, 2023. Passengers in transit and general aviation only for Mexico and Colombia.

Passenger Traffic Summary
	November		% Chg	Year to date		% Chg
	2023	2024		2023	2024
Mexico	3,589,109	3,332,533	(7.1)	39,432,574	37,616,931	(4.6)
Domestic Traffic	1,778,526	1,644,222	(7.6)	19,432,014	18,077,861	(7.0)
International Traffic	1,810,583	1,688,311	(6.8)	20,000,560	19,539,070	(2.3)
San Juan, Puerto Rico	956,505	1,039,762	8.7	11,088,144	11,957,972	7.8
Domestic Traffic	856,806	908,051	6.0	9,924,275	10,555,969	6.4
International Traffic	99,699	131,711	32.1	1,163,869	1,402,003	20.5
Colombia	1,308,966	1,409,711	7.7	13,504,921	15,059,316	11.5
Domestic Traffic	1,047,160	1,103,105	5.3	10,830,683	11,793,803	8.9
International Traffic	261,806	306,606	17.1	2,674,238	3,265,513	22.1
Total Traffic	5,854,580	5,782,006	(1.2)	64,025,639	64,634,219	1.0
Domestic Traffic	3,682,492	3,655,378	(0.7)	40,186,972	40,427,633	0.6
International Traffic	2,172,088	2,126,628	(2.1)	23,838,667	24,206,586	1.5

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Mexico Passenger Traffic
		November		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		1,778,526	1,644,222	(7.6)	19,432,014	18,077,861	(7.0)
CUN	Cancun	956,130	834,117	(12.8)	10,880,635	9,362,836	(13.9)
CZM	Cozumel	20,149	22,659	12.5	180,404	225,653	25.1
HUX	Huatulco	58,008	51,733	(10.8)	734,018	642,730	(12.4)
MID	Merida	298,217	285,206	(4.4)	3,036,772	3,022,473	(0.5)
MTT	Minatitlan	11,918	13,393	12.4	121,226	132,114	9.0
OAX	Oaxaca	129,947	138,491	6.6	1,340,131	1,393,159	4.0
TAP	Tapachula	46,725	48,203	3.2	480,117	549,406	14.4
VER	Veracruz	129,572	136,875	5.6	1,424,329	1,426,637	0.2
VSA	Villahermosa	127,860	113,545	(11.2)	1,234,382	1,322,853	7.2
International Traffic		1,810,583	1,688,311	(6.8)	20,000,560	19,539,070	(2.3)
CUN	Cancun	1,698,148	1,567,723	(7.7)	18,848,563	18,245,407	(3.2)
CZM	Cozumel	39,718	27,019	(32.0)	421,344	423,614	0.5
HUX	Huatulco	13,776	15,964	15.9	98,275	124,942	27.1
MID	Merida	26,710	35,371	32.4	293,817	338,277	15.1
MTT	Minatitlan	435	446	2.5	7,133	6,623	(7.1)
OAX	Oaxaca	18,537	26,987	45.6	197,494	229,655	16.3
TAP	Tapachula	910	593	(34.8)	15,398	10,960	(28.8)
VER	Veracruz	9,549	12,257	28.4	92,085	130,902	42.2
VSA	Villahermosa	2,800	1,951	(30.3)	26,451	28,690	8.5
Traffic Total Mexico		3,589,109	3,332,533	(7.1)	39,432,574	37,616,931	(4.6)
CUN	Cancun	2,654,278	2,401,840	(9.5)	29,729,198	27,608,243	(7.1)
CZM	Cozumel	59,867	49,678	(17.0)	601,748	649,267	7.9
HUX	Huatulco	71,784	67,697	(5.7)	832,293	767,672	(7.8)
MID	Merida	324,927	320,577	(1.3)	3,330,589	3,360,750	0.9
MTT	Minatitlan	12,353	13,839	12.0	128,359	138,737	8.1
OAX	Oaxaca	148,484	165,478	11.4	1,537,625	1,622,814	5.5
TAP	Tapachula	47,635	48,796	2.4	495,515	560,366	13.1
VER	Veracruz	139,121	149,132	7.2	1,516,414	1,557,539	2.7
VSA	Villahermosa	130,660	115,496	(11.6)	1,260,833	1,351,543	7.2

US Passenger Traffic, San Juan Airport (LMM)
	November		% Chg	Year to date		% Chg
	2023	2024		2023	2024
SJU Total	956,505	1,039,762	8.7	11,088,144	11,957,972	7.8
Domestic Traffic	856,806	908,051	6.0	9,924,275	10,555,969	6.4
International Traffic	99,699	131,711	32.1	1,163,869	1,402,003	20.5

Colombia Passenger Traffic Airplan
		November		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		1,047,160	1,103,105	5.3	10,830,683	11,793,803	8.9
MDE	Rionegro	758,011	828,940	9.4	8,015,839	8,842,675	10.3
EOH	Medellin	111,513	94,917	(14.9)	1,123,247	1,106,204	(1.5)
MTR	Monteria	125,866	126,909	0.8	1,159,331	1,329,032	14.6
APO	Carepa	19,293	17,154	(11.1)	188,251	165,749	(12.0)
UIB	Quibdo	30,246	28,757	(4.9)	321,117	307,466	(4.3)
CZU	Corozal	2,231	6,428	188.1	22,898	42,677	86.4
International Traffic		261,806	306,606	17.1	2,674,238	3,265,513	22.1
MDE	Rionegro	261,806	306,606	17.1	2,674,238	3,265,513	22.1
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,308,966	1,409,711	7.7	13,504,921	15,059,316	11.5
MDE	Rionegro	1,019,817	1,135,546	11.3	10,690,077	12,108,188	13.3
EOH	Medellin	111,513	94,917	(14.9)	1,123,247	1,106,204	(1.5)
MTR	Monteria	125,866	126,909	0.8	1,159,331	1,329,032	14.6
APO	Carepa	19,293	17,154	(11.1)	188,251	165,749	(12.0)
UIB	Quibdo	30,246	28,757	(4.9)	321,117	307,466	(4.3)
CZU	Corozal	2,231	6,428	188.1	22,898	42,677	86.4

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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